UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         MAKO MARINE INTERNATIONAL, INC.
                                (Name of Issuer)



                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   560878 10 0
                                 (CUSIP Number)

                                KENNETH BURROUGHS
                              TRACKER MARINE, L.P.
                              1915-C SOUTH CAMPBELL
                           SPRINGFIELD, MISSOURI 65809
                                 (417) 882-4444
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                    Copy to:
                             ROBERT H. WEXLER, ESQ.
                         GALLOP, JOHNSON & NEUMAN, L.C.
                           101 SOUTH HANLEY SUITE 1600
                            ST. LOUIS, MISSOURI 63105
                                 (314) 862-1200

                                DECEMBER 4, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.



                                Page 1 of 9 Pages

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                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Tracker Marine, L.P.
         43-1686170

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  /_/

                                                                (b) /_/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                             /_/


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Missouri

NUMBER OF                         7.       SOLE VOTING POWER
SHARES                                     0
BENEFICIALLY
OWNED BY                          8.       SHARED VOTING POWER
EACH                                       0
REPORTING
PERSON                            9.       SOLE DISPOSITIVE POWER
WITH                                       0

                                  10.      SHARED DISPOSITIVE POWER
                                           0


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,330,000 shares of Common Stock.

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                      /_/

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) APPROXIMATELY 81.0%. Based upon 9,055,000 shares of Mako Common Stock outstanding (including the 6,400,000 to be issued upon consummation of the transactions described in Item 3 hereof) as of December 4, 1996, as reported by the Issuer, calculated pursuant to Rule 13d-3(d)(1).

14.      TYPE OF REPORTING PERSON
         PN

                                Page 2 of 9 Pages

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Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, $0.01 par value per share ("Mako Common Stock"), of Mako Marine International, Inc., a Florida corporation ("Mako"). The principal executive offices of Mako are located at 4355 N.W. 128th Street, Miami, Florida 33054.

Item 2.  Identity and Background.

          This Schedule 13D is filed by Tracker Marine, L.P., a Missouri limited partnership ("Tracker"). Tracker's principal business is the manufacture and sale of fishing and family pontoon boats. Tracker's principal executive offices are located at 1915-C South Campbell, Springfield, Missouri 65809.

     The sole general partner of Tracker is JLM Management Company, a privately-held Missouri corporation ("JLM"). The principal executive offices of JLM are located at 1915-C South Campbell, Springfield, Missouri 65809. The name, business address and present principal occupation of each executive officer (other than Mr. Morris) of JLM are set forth in Annex I to this Schedule 13D, which is incorporated herein by this reference.

     John L. Morris, the sole director, the Chairman and Chief Executive Officer of JLM, and the indirect beneficial owner of all of the capital stock of JLM, is the controlling person of JLM. Mr. Morris, a United States citizen residing in Springfield, Missouri, is engaged, through Bass Pro, L.P., Springfield, Missouri, a privately-held Missouri limited partnership controlled by him, in the business of retail and wholesale sporting goods sales, catalog sales of sporting goods and the ownership and operation of a resort in Branson, Missouri. Through his control of Tracker, Mr. Morris is also engaged in the fishing and family pontoon boat business. The address of Bass Pro, L.P. is 1935 South Campbell, Springfield, Missouri 65807. The business address of Mr. Morris is 1915-C South Campbell, Springfield, Missouri 65809.

     During the last five years, to the best of Tracker's knowledge, neither Tracker, JLM, nor any of JLM's executive officers or its sole director (Mr. Morris) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Tracker, JLM or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Pursuant to the Stock Purchase Agreement dated as of December 4, 1996 by and between Tracker and Mako (the "Mako Stock Purchase Agreement"), Tracker agreed to purchase from Mako 6.4 million authorized but unissued shares of Mako

                                Page 3 of 9 Pages

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Common Stock (the "Mako Shares"),  at an aggregate  purchase price consisting of
$4,140,000 in cash together with certain assets of Tracker constituting Tracker's saltwater boat business. Consummation of the transaction contemplated by the Mako Stock Purchase Agreement is subject to certain conditions, including: (a) expiration or termination of all waiting periods applicable to the consummation of the transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which condition has been satisfied); (b) consummation of Tracker's acquisition of the "CAVC Shares" (defined below); and
(c)  satisfaction  of  certain  other  conditions.   Upon  consummation  of  its
acquisition of the Mako Shares, Tracker will have the right to designate five out of the seven directors to constitute the Board of Directors of Mako. The directors of Mako following such acquisition will be Douglas W. Baena, Bruce S. Foerster, Joseph J. Messina, Kenneth Burroughs, Joe C. Greene, Susie Henry and Larry Mueller. Reference is made to the Information Statement filed by Mako with the Securities and Exchange Commission pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, for additional information related to, among other things, the aforementioned directors.

     The Mako Stock Purchase Agreement also provides, among other things, that during the period beginning on the closing date and ending ninety (90) business days following the exercise, redemption or expiration date (e.g., August 23, 2000) of Mako's publicly traded warrants, Mako will issue to Tracker: an additional 1,800,000 shares of Mako Common Stock if the market price of Mako Common Stock is $5.00 or more during a period of ten consecutive trading days; an additional 1,800,000 shares, if the market price of the Mako Common Stock is $6.00 or more during a period of ten consecutive trading days; and an additional 3,629,900 shares if the market price of the Mako Common Stock is $7.00 or more during a period of ten consecutive trading days. The shares referred to in the previous sentence are referred to herein as the "Contingent Stock." The Mako Stock Purchase Agreement further provides for the grant by Mako to Tracker of an option (the "Anti- Dilution Option") to acquire additional shares of Mako Common Stock at $1.50 per share. Such option is exercisable from time to time upon the exercise of any currently outstanding options and warrants to purchase Mako Common Stock (the "Derivative Securities"), to the extent necessary to maintain an 80 percent equity interest in Mako, based upon the sum of the number of shares of Mako Common Stock outstanding immediately following the closing of Tracker's purchase of the Mako Shares and the number of shares of Mako Common Stock issued pursuant to the exercise of the Derivative Securities. Derivative Securities to purchase an aggregate of 3,622,900 shares of Mako Common Stock are currently outstanding. The Mako Stock Purchase Agreement further contemplates that following the consummation of the transactions, Mako's Articles of Incorporation will be amended to increase the number of shares of authorized Mako Common Stock so that there is at least a sufficient number of shares available for issuance (a) upon exercise of the Derivative Securities, (b) to

                                Page 4 of 9 Pages

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meet  Mako's  requirement  to issue  shares of  Contingent  Stock,  and (c) upon exercise of the Anti-Dilution Option.

     Pursuant to the Stock Purchase Agreement (the "CAVC Stock Purchase Agreement"), dated as of December 4, 1996, by and between Tracker and CreditAmerica Venture Capital, Inc., a Florida corporation ("CAVC"), Tracker agreed to purchase from CAVC, under certain circumstances, 930,000 shares of Mako Common Stock owned by CAVC (the "CAVC Shares"), at an aggregate purchase price, payable in cash, of $1,860,000. In connection therewith, Tracker has agreed to indemnify Mako's officers and directors and CAVC, and its officers, directors and controlling persons against certain matters in respect of the sale of the CAVC Shares.

     Consummation of the transactions contemplated by the Mako Stock Purchase Agreement and the CAVC Stock Purchase Agreement would require in the aggregate cash in the amount of $5,960,000. The cash required to fund Tracker's acquisition of the Mako Shares and the CAVC Shares be provided from internally generated funds.

          A copy of the Mako Stock Purchase Agreement is included as Exhibit 2.1 to this Schedule 13D and is incorporated herein by this reference. The foregoing description of the Mako Stock Purchase Agreement is qualified in its entirety by reference to such exhibit. A copy of the CAVC Stock Purchase Agreement is included as Exhibit 2.2 to the Schedule 13D and is incorporated herein by this reference. The foregoing description of the CAVC Stock Purchase Agreement is qualified in its entirety by reference to such exhibit.

Item 4. Purpose of Transaction.

     The purpose of Tracker's acquisition of the CAVC Shares and the Mako Shares is to control and operate Mako. Except as set forth herein, neither Tracker, JLM, nor any of JLM's executive officers has any current plans or proposals that relate to or would result in: (a) the acquisition by any person of additional shares of Mako Common Stock or the disposition of shares of Mako Common Stock;
(b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Mako or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of Mako; (d) any change in the present board of directors or management of Mako, including plans, or proposals to change the number or term of directors or to fill any vacancies on the board; (e) any material change in the present capitalization or dividend policy of Mako; (f) any other material change in Mako's business or corporate structure; (g) any change in Mako's charter or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of Mako by any person,
(h) causing a class of securities of Mako to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of Mako becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended;

                                Page 5 of 9 Pages

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or (j) any action similar to any of those enumerated above.  Notwithstanding the foregoing, Tracker may acquire additional shares of Mako Common Stock or effect any of the aforedescribed transactions if, in the future, Tracker should determine that such action would be in its best interest.

Item 5. Interest in Securities of Issuer.

          Although the purchase by Tracker of the Mako Shares and the CAVC Shares pursuant to the Mako Stock Purchase Agreement and the CAVC Stock Purchase Agreement, respectively, are subject to certain conditions precedent, assuming for purposes of this Item 5 that such conditions are satisfied and such transactions consummated, Tracker would acquire 7,330,000 shares of the then outstanding 9,055,000 shares of Mako Common Stock, or approximately 81.0% of the outstanding Mako Common Stock.

     Tracker does not currently have the right to acquire any shares of Mako Common Stock under the Mako Stock Purchase Agreement or the CAVC Stock Purchase Agreement unless certain conditions specified in such agreements are satisfied or waived. Accordingly, Tracker currently does not have sole or shared voting or dispositive power with respect to any shares of Mako Common Stock, and Tracker disclaims beneficial ownership of Mako Shares and the CAVC Shares until the purchase thereof are effected. Upon its acquisition of the CAVC Shares and the Mako Shares (which acquisitions will occur, if at all, contemporaneously with each other), Tracker would have sole voting power and sole dispositive power with respect to the 7,330,000 shares of Mako Common Stock referred to in the preceding paragraph.

          The foregoing description of certain terms of the Mako Stock Purchase Agreement and the CAVC Stock Purchase Agreement is qualified in its entirety by reference to the Mako Stock Purchase Agreement which is filed as Exhibit 2.1 hereto and which is incorporated herein by this reference, and by reference to the CAVC Stock Purchase Agreement which is filed as Exhibit 2.2 hereto and which is incorporated herein by this reference.

     To the best of Tracker's knowledge, neither JLM nor any executive officer or director of JLM beneficially owns any shares of Mako Common Stock, nor have any transactions in Mako Common Stock been effected during the past 60 days by Tracker or, to the best of Tracker's knowledge, by JLM or any executive officer or director of JLM. In addition, no other person is known by Tracker to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.


                                Page 6 of 9 Pages

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Item 6. Contracts, Arrangements, Understandings or Relationships
        with respect to Securities of the Issuer.

     Other than described in Item 3 above and Annex I hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among persons named in Item 2 above and between such persons and any person with respect to any securities of Mako.

Item 7.  Material to be Filed as Exhibits.

     The following exhibits are filed as part of this Schedule 13D:

Exhibit 2.1     --   Mako Stock Purchase Agreement  (including the form of Anti-
                     Dilution Option attached as Exhibit A thereto).

Exhibit 2.2     --   CAVC Stock Purchase Agreement.

                                Page 7 of 9 Pages

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                                                                  ANNEX I

                        Directors And Executive Officers

     Set forth below are the name and present principal occupation of the sole director and each executive officer of JLM Management Company as of December 4, 1996. The business address of such director and each such executive officer is c/o Tracker Marine, L.P., 1915-C South Campbell, Springfield, Missouri 65809.

Name                                           Principal Occupation

Sole Director
of JLM
Management Company:

John L. Morris                                 See Item 3 hereof.




Executive Officers
of JLM Management Company
(that are not directors):

Ken Burroughs                                  President and Chief Operating
                                               Officer of JLM.

Susie Henry                                    Executive Vice President of JLM
                                               and Executive Vice President of
                                               BASSGEC Management Company, a
                                               Missouri corporation, the sole
                                               general partner of Bass Pro,
                                               L.P.





                                Page 8 of 9 Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    TRACKER MARINE, L.P.

                                    By:  JLM Management Company,
                                         its General Partner



                                    By:    /s/ Susie Henry
                                    Name:  Susie Henry
                                    Title: Executive Vice President

Dated: December 13, 1996



                                Page 9 of 9 Pages

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                                  EXHIBIT INDEX

Exhibit                                        Description

2.1 Stock Purchase Agreement, dated December 4, 1996, by and between Tracker Marine, L.P. and Mako Marine International, Inc. (including the form of Anti-Dilution Option attached as Exhibit A thereto).

2.2 Stock Purchase Agreement, dated December 4, 1996, by and between Tracker Marine, L.P. and Credit America Venture Capital, Inc.